Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

BSQUARE CORPORATION
(Name of Subject Company (issuer))

KONTRON MERGER SUB., INC.
(Offeror)
a wholly owned subsidiary of

KONTRON AMERICA, INCORPORATED
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**

Fees to Be Paid	$38,052,263	0.00014760	$5,617

Fees Previously Paid	$0		$0

Total Transaction Valuation	$38,052,263

Total Fees Due for Filing			$5,617

Total Fees Previously Paid			$ 0

Total Fee Offsets			$ 0

Net Fee Due			$5,617

*
Estimated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by adding (a) 19,870,527, the number of shares of common stock, no par value per share (each such share, a “Share”) of Bsquare Corporation (“BSQR”), multiplied by $1.90 (the “Offer Price”) and, (b) 451,061, the number of Shares issuable pursuant to outstanding options to purchase Shares that are outstanding and unexercised, whether or not vested, and have a per Share exercise price that is less than the Offer Price, multiplied by the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such in-the-money options.  The transaction valuation does not include Shares that may be issuable upon outstanding and unvested (i) restricted stock units with respect to Shares and (ii) performance vesting restricted stock units with respect to Shares, in each case that are not expected to vest. The calculation of the filing fee is based on information provided by BSQR as of October 6, 2023.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2024 beginning on October 1, 2023, issued August 25, 2023, by multiplying the transaction value by 0.00014760.